[Plains Exploration & Production Company Letterhead]

January 10, 2006

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Attn:	Jill S. Davis

Re:	Plains Exploration & Production Company (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2004, File No. 1-31470

Dear Ms. Davis:

Pursuant to the phone conversation today between you and Kristin Becnel, Senior Attorney for the Company, this letter is to inform you that the Company expects to respond to the Staff’s comment later dated December 27, 2005 by Wednesday, January 18, 2006. If we foresee any change in the timing of our responses, we will notify you promptly.

If you have any questions, please call the undersigned at (713) 579-6109.

Very truly yours,

/s/ John F. Wombwell
Plains Exploration & Production Company

By:	John F. Wombwell
Executive Vice President and General Counsel

cc:	Kevin Stertzel

Securities and Exchange Commission